Exhibit 99.1 Media Release 14 October 2020 James Hardie Industries Raises Guidance Adjusted NOPAT guidance range increased to between US$380 million and US$420 million for full-year Fiscal Year 2021. LEAN manufacturing transformation and Zero Harm-focus have enabled the company to meet growing demand for its fiber cement and fiber gypsum building materials. Continued focus on fortifying stronger customer partnership and connecting market demand to manufacturing have enabled the company to service customers at higher levels than ever before. Second Quarter Fiscal Year 2021 Guidance: • Group Net Sales of between US$735 million and US$740 million, ~+12% growth versus prior corresponding period (“pcp”) • Group Adjusted EBIT of between US$160 million and US$165 million, ~+22% growth versus pcp • Group Adjusted EBIT margin of approximately 22%, an improvement of ~200 bps versus pcp • North America Fiber Cement Segment exteriors volume growth of ~+11% versus pcp; • North America Fiber Cement Segment Adjusted EBIT margin of between 28% and 29% • Europe Building Products Segment Adjusted EBIT margin of between 10% and 11% • Asia Pacific Fiber Cement Segment Adjusted EBIT margin of between 31% and 32% James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions raised FY2021 guidance, as the company continues to deliver growth above market and strong returns as it remains steadfast in its journey toward its global transformation. “We began our transformation over 18 months ago. Delivering these consistent results is a testament to the foundational strength we are building within our company. Our business, like our products, is built to last. Our commitment to Zero Harm and our focus on global manufacturing efficiency has allowed us to consistently provide a high level of service to our customers and deliver quality products to the markets in which we operate around the world. This transformation, which is driven by a continuous improvement mindset, has enabled our ability to deliver consistently improving financial results,” said James Hardie Industries Chief Executive Officer Dr. Jack Truong. Full-Year FY2021 and Second Quarter FY2021 Guidance James Hardie raised the full-year FY2021 adjusted NOPAT guidance range to between US$380 million and US$420 million, from between US$330 million and US$390 million. For the second quarter FY2021, the company expects Group Adjusted EBIT and Group Adjusted NOPAT to both increase by approximately 22% compared to the prior corresponding period. The company also expects second quarter Group Net Sales, Group Adjusted EBIT and Group Adjusted NOPAT to be all-time quarterly highs. Delivering record Group Net Sales, Group Adjusted EBIT and Group Adjusted NOPAT was made possible by having all three operating regions deliver growth above market with strong returns in the second quarter of FY2021. This marks the first time that all three operating regions (North America, Asia Pacific, and Europe) delivered strong financial results concurrently. “This is the sixth consecutive quarter that we have delivered growth above market with strong returns. We continue to achieve these results by executing better every day against our strategic imperatives and seamlessly serving our customers, while improving working capital for our customers and for the company,” Dr. Truong said. Media Release: James Hardie Industries Raises Guidance 1

Media Release 14 October 2020 Additional Second Quarter FY2021 Guidance: • Asia Pacific Fiber Cement Segment Net Sales growth of ~+4% in local currency, versus pcp. • Europe Building Products Segment Net Sales growth of ~+8% in local currency, versus pcp. • Liquidity of ~US$890 million at 30 September 2020, an increase of ~US$190 million from 30 June 2020. The Company’s Continued Transformation “We expect to continue to deliver consistent results as our company evolves,” Dr. Truong said. “We’ve made significant progress on our LEAN manufacturing transformation, which allows us to consistently and efficiently deliver premium-quality products and service to our customers around the world where we operate. As we move forward, we will partner even more closely with our customers. We will continue to demonstrate that James Hardie can provide better service and increased value than any other building materials company. These efforts are underpinned by the homeowners’ strong preference for James Hardie brand products and solutions, which provide endless design possibilities that create beautiful homes that last.” Dr. Truong concluded, "I would like to extend my gratitude and thanks to all James Hardie colleagues around the world. These results would not have been possible without their extraordinary efforts. I would like to specifically recognize our team members in our manufacturing facilities around the world. They were the engine driving our success by reliably and safely performing their responsibilities and empowering us to consistently supply our customers at the highest level during the highly volatile market environment these past six months." James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic and set forth below in “Forward-Looking Statements.” Management will conduct a brief conference call on Wednesday 14 October 2020, 12:00 pm Sydney, Australia time (Tuesday 13 October 2020, 9:00 pm New York City, USA time) to answer questions specific to this announcement. A teleconference will be available for analysts, investors and media. Management will conduct its Q2 FY21 results briefing on Tuesday 10 November 2020, 09:00 am Sydney, Australia time (Tuesday 09 November 2020, 5:00 pm New York City, USA time). A teleconference will be available for analysts, investors and media. This media release has been authorized by the James Hardie Board of Directors. END Investor, Analyst and Media Enquiries: Anna Collins Telephone: +61 2 8845 3356 Email: media@jameshardie.com.au James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland Media Release: James Hardie Industries Raises Guidance 2

Media Release 14 October 2020 Forward Looking Statements This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark; • statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to Media Release: James Hardie Industries Raises Guidance 3

Media Release 14 October 2020 differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. Media Release: James Hardie Industries Raises Guidance 4